UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71433 / January 29, 2014

Admin. Proc. File No. 3-15615

In the Matter of

HOUSERAISING, INC.,
iELEMENT CORPORATION,
INFORMEDIX HOLDINGS, INC.,
NORTIA CAPITAL PARTNERS, INC., and
PC UNIVERSE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by HouseRaising, Inc., iElement Corporation, InforMedix Holdings, Inc., Nortia Capital Partners, Inc., and PC Universe, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to HouseRaising, Inc., iElement Corporation, InforMedix Holdings, Inc., Nortia Capital Partners, Inc., and PC Universe, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of HouseRaising, Inc., iElement Corporation, InforMedix Holdings, Inc., Nortia Capital Partners, Inc., and PC Universe, Inc., are revoked.

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[1]   17 C.F.R. ' 201.360(d).

[2]   *HouseRaising, Inc., iElement Corp., InforMedix Holdings, Inc., Nortia Capital Partners, Inc., and PC Universe, Inc.,* Initial Decision Rel. No. 542 (Dec. 18, 2013), 107 SEC Docket 17, 2013 WL 6665241. The stock symbol and Central Index Key numbers are: HRAI and 1168940 for HouseRaising, Inc.; IELE and 1043105 for iElement Corporation; IFMX and 1123458 for InforMedix Holdings, Inc.; NCPI and 1089773 for Nortia Capital Partners, Inc.; and PCUV and 1124802 for PC Universe, Inc.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 542
ADMINISTRATIVE PROCEEDING
File No. 3-15615

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of HOUSERAISING, INC., iELEMENT CORPORATION, INFORMEDIX HOLDINGS, INC., NORTIA CAPITAL PARTNERS, INC., and PC UNIVERSE, INC.	INITIAL DECISION OF DEFAULT December 18, 2013

APPEARANCE: David Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents HouseRaising, Inc. (HouseRaising), iElement Corporation (iElement), InforMedix Holdings, Inc. (InforMedix), Nortia Capital Partners, Inc. (Nortia Capital Partners), and PC Universe, Inc. (PC Universe) (collectively, Respondents). The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on November 19, 2013. The Office of the Secretary and the Division of Enforcement provided evidence that the OIP was served on Respondents by November 20, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers to the OIP were due within ten days after service of the OIP, or by December 3, 2013. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On December 4, 2013, Respondents were ordered to show cause by December 13, 2013, why the registrations of their

securities should not be revoked by default. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

HouseRaising, Central Index Key (CIK) No. 1168940, is a dissolved North Carolina corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HouseRaising is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $4,600,813 for the prior nine months. On April 8, 2008, HouseRaising filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of North Carolina, which was still pending as of November 18, 2013. As of November 18, 2013, the common stock of HouseRaising was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

iElement, CIK No. 1043105, is a revoked Nevada corporation located in Wilton Manors, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). iElement is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss applicable to common shareholders of $383,138 for the prior nine months. As of November 18, 2013, the common stock of iElement was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

InforMedix, CIK No. 1123458, is a revoked Nevada corporation located in Rockville, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). InforMedix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss applicable to common shares of $2,336,529 for the prior nine months. As of November 18, 2013, the common stock of InforMedix was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nortia Capital Partners, CIK No. 1089773, is a Nevada corporation located in Alpharetta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nortia Capital Partners is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2009, which reported a net loss of $147,992 for the prior nine months. As of November 18, 2013, the common stock of Nortia Capital Partners was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PC Universe, CIK No. 1124802, is a revoked Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PC Universe is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $166,989 for the prior six months. As of November 18, 2013, the common stock of PC Universe was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978); SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports for several years. See Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. Respondents have made no efforts to remedy their past violations and they have offered no assurances against future violations. Considering their delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of HouseRaising, Inc., iElement Corporation, InforMedix Holdings, Inc., Nortia Capital Partners, Inc., and PC Universe, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge